Exhibit 99.1


Mr. Royce Yudkoff, Chairman of the Board
Metrocall Holdings, Inc.
6677 Richmond Highway
Alexandria, VA 22306

May 3, 2004

Dear Mr. Yudkoff,

Private investment funds controlled by Scion Capital, LLC have been a significant stakeholder in Metrocall since before the March 29th, 2004 announcement that Metrocall Holdings and Arch Wireless would merge. Recently, we increased our ownership of Metrocall to over 5%. This letter is intended to inform you of our intention to vote against the acquisition of Metrocall by Arch Wireless.

Despite your attempt to present this transaction as a `merger of equals,' Arch Wireless stock rose as much as 48% in the immediate wake of the deal announcement. Metrocall stock fell as much as 12% the day of the announcement. We believe that this is evidence of the market's response to the acquisition; the markets undoubtedly expected a merger, but not on such unfavorable terms to Metrocall's shareholders.

In our view, by accepting the Arch transaction as currently structured, the members of Metrocall's Board of Directors abandoned their fiduciary obligations to shareholders. It is my belief that you and Metrocall's CEO, Mr. Vincent Kelly, owning insignificant amounts of Metrocall's common stock, abdicated the interests of Metrocall's shareholders in order that you could attain the top two positions in the new, much larger company (with all of the attendant benefits associated with such positions).

In fact, both your holdings of issued common stock and those of the board of directors, excluding options held but not yet exercisable at April 23, 2004, are nearly or totally nonexistent.

To this end, it is worth noting:

     -  You, Mr. Yudkoff, own just FIVE shares of Metrocall common stock;
     -  Metrocall's CEO, Mr. Kelly, owns NO shares of Metrocall common stock;
     - Metrocall's COO, Mr. Stan Sech, owns NO shares of Metrocall common stock; and
     - Metrocall's CFO, Mr. George Z. Moratis, owns NO shares of Metrocall common stock.

The non-executive directors are similarly endowed as of April 23, 2004,


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according to your April 30th form 10-K/A. Excluding options, none of Mr. Eugene

Davis, Mr. Brian O'Reilly, Mr. David Leonard or Mr. Steven Scheiwe owned a single share of issued Metrocall common stock.

I do understand that many of these individuals, including you, own a small amount of 10-year options with exercise prices of $0.57 or less. And I do understand that, for the CEO, CFO and COO, some of these options become exercisable on May 7, 2004. Nevertheless, the voting power of management, if those options were exercised, would be less than 100,000 shares - less than 2% of shares outstanding. You still need the rest of Metrocall's stockholders to approve the merger.

I am also aware that just four days before you announced this deal, you granted Metrocall's CEO, Mr. Kelly, a new employment agreement that provided for an additional new $1 million payment to Mr. Kelly upon the completion of the merger with Arch.

Moreover, it appears to us that you allowed hedge fund manager Mr. David Abrams, a proposed member of the Board of Directors of the proposed combined entity and a significant Arch Wireless shareholder, to have undue influence on the structure of the merger, creating windfall profits to Mr. Abrams' interests at the expense of Metrocall's shareholders. To date, Metrocall's shareholders have realized a very different outcome, which is very peculiar for a "merger of equals."

Mr. Abrams, via Abrams Capital, controlled 7.6% of Arch Wireless at its latest filing prior to the deal announcement. He certainly had plenty of incentive to work toward the outcome he wanted. Unfortunately for Metrocall shareholders, we believe that you and the other directors acted according to your personal incentives at the expense of Metrocall's shareholders.

Another relevant feature of this deal was not highlighted by management:
Metrocall trades at a very low multiple of its current free cash flow. Therefore, it will create a significant amount of cash, relative to its acquisition price, before the deal closes. Conservatively, we estimate that Metrocall will produce roughly $40 million in free cash flow, or between $7-8 per share of Metrocall stock, before the expected close of the deal late in the third quarter. As the cash election price for the merger was already set, this additional value will accrue to shareholders in the new company - in the majority, the pre-deal Arch Wireless shareholders such as Mr. Abrams.

Initially, Metrocall CEO Mr. Kelly attempted to spin the $75 cash election price as a fair price because it is nearly triple the price of Metrocall shares nine months earlier. Yet this is a problematic argument - the other portion of our compensation is Arch Wireless stock that had appreciated just as much over the same time frame. Today, May 3rd, 2004, the Arch Wireless common stock price of $33.93/share compares to its pre-deal price of $23.96, while the deal currently values Metrocall shares at just $67.42, versus its $74.94 pre-deal price. Isn't $75 only a good price because your deal was destined to make Metrocall shares worth much less?

Interestingly, as the news of the deal spread, agents for the interests of Arch Wireless shareholders - unfortunately, in our view, inclusive of you and the rest of Metrocall management - attempted to re-direct the debate to one of "well, isn't the combined company a better company than either standing alone?"

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In order to minimize your sins of the recent past, you attempted to divert
Metrocall shareholder focus to the future as a combined company.

As a Metrocall shareholder, I feel a bit like being robbed of a hard-earned $100 and then being assured by the thief that all is well - as an able-bodied worker, I should eventually hard-earn that $100 back.

In fact, today, the future is significantly more troublesome for Arch Wireless shareholders, were Arch Wireless to remain a standalone company, than it is for Metrocall shareholders were Metrocall remain a standalone company. Arch Wireless shareholders have much more to fear from dissolution of this merger than Metrocall shareholders. I cannot overemphasize this point.

Certainly, here, every vote counts. A shareholder owning just six issued shares of Metrocall at the time of the deal announcement held more issued stock than you, Metrocall's Chairman. A shareholder owning just one issued share of common stock in Metrocall exceeded the April 23rd total outright stockholdings of Metrocall's CEO, CFO and all the rest of the directors combined.

Mr. Yudkoff, the markets were absolutely shocked by the deal you allowed to be created. In this era, these sorts of deals should not be allowed to happen in plain daylight, right before shareholders' eyes. We certainly will vote our shareholdings against this deal, and we would encourage all of Metrocall's shareowners to do the same.

Sincerely,

/s/ Michael J. Burry


Michael J. Burry
Scion Capital, LLC

CC:   Eugene I. Davis
      Nicholas A. Gallopo
      Vincent D. Kelly
      Brian O'Reilly
      David J. Leonard
      Steven D. Scheiwe
      Stan F. Sech
      Goerge Z. Moratis

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